October 29,1999

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three-month periods ended September 30, 1999 and 1998, total revenues decreased 1.2% from $557,846 to $551,139 and total expenses decreased 3.0% from $388,467 to $376,699. As a result, net income increased 3.0% from $169,379 for the three-month period ended September 30, 1998, to $174,440 for the same period in 1999. Rental revenue decreased primarily as a result of lower occupancy levels. Occupancy levels for the Partnership's six mini-storage facilities averaged 84.6% for the three-month period ended September 30, 1999 and 88.4% for the same period in 1998. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $16,900 (4.8%) primarily as a result of a decrease in maintenance and repair expense, partially offset by an increase in security and alarm service expenses. General and administrative expenses increased approximately $5,200 (13.8%) primarily as a result of relatively insignificant fluctuations in various expense accounts.

For the nine-month periods ended September 30, 1999, and 1998, total revenues increased 2.7% from $1,617,793 to $1,660,684 and total expenses increased 1.7% from $1,144,235 to $1,163,669. As a result, net income increased 5.0% from $473,558 for the nine months ended September 30, 1998, to $497,015 for the same period in 1999. Rental revenue increased primarily as a result of higher unit rental rates during the nine-month period. Operating expenses increased approximately $16,100 (1.6%) primarily due to increases in miscellaneous advertising, salaries and wages, property management fees, workers compensation and security and alarm service expenses, partially offset by a decrease in maintenance and repair expenses. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses increased approximately $3,400 (2.2%) as discussed above.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification;
(2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expensed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President